Exhibit 99.1

Capitalisation and Indebtedness

The following table sets out the issued share capital of Barclays PLC and its consolidated subsidiaries’ total shareholders’ equity, indebtedness and contingent liabilities as at 31 December 2018. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

2018

As at 31 December	(000)

Share Capital of Barclays PLC

Ordinary shares - issued and fully paid shares of £0.25 each	17,132,806

£m

Group equity

Called up share capital	4,283

Share premium account	28

Other reserves	5,153

Other equity instruments	9,632

Retained earnings	43,460

Total equity excluding non-controlling interests	62,556

Non-controlling interests	1,223

Total equity	63,779

Group indebtedness[a]

Subordinated liabilities	20,559

Debt securities in issue	82,286

Total indebtedness	102,845

Total capitalisation and indebtedness	166,624

Group contingent liabilities and commitments

Guarantees and letters of credit pledged as collateral security	15,805

Performance guarantees, acceptances and endorsements	4,498

Total contingent liabilities	20,303

Documentary credits and other short-term trade related transactions	1,741

Standby facilities, credit lines and other commitments	322,482

Total commitments	324,223

Note

a	“Group indebtedness” includes interest accrued as at 31 December 2018 in accordance with International Financial Reporting Standards.